Exhibit 99

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Sidney Christopher Ney, has authorized and designated Arun Khurana and Amy Walker to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Wilson Holdings, Inc. The authority of Arun Khurana and Amy Walker under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned’s ownership of or transactions in securities of Wilson Holdings, Inc., unless earlier revoked in writing. The undersigned acknowledges that Arun Khurana and Amy Walker are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: June 8, 2007	/s/ Sidney Christopher Ney